UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-41774

GMEX Robotics Corporation

(Translation of registrant’s name into English)

23-25 Mangrove Lane

Taren Point, NSW 2229

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Share Purchase Agreement

On July 28, 2026, GMEX Robotics Corporation, a British Virgin Islands company (the “Company”), entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with Alpha Meta AI Pte. Ltd., a Singapore company (“Issuer”), and MetaGen AI Limited, a British Virgin Islands company and principal shareholder of Issuer (“MetaGen”). Issuer conducts its MediaMeta business through mediameta.ai and related business units (“MediaMeta”), which are focused on social-intelligence artificial intelligence, human-behavioral modeling and social world models. Pursuant to the Share Purchase Agreement, and subject to the satisfaction or waiver of the conditions set forth therein, Issuer agreed to issue to the Company equity interests representing 30% of Issuer’s issued and outstanding equity interests on a fully diluted, after-issued basis (the “Initial Acquisition”).

The initial purchase price will equal 30% of Issuer’s adjusted equity valuation. The Share Purchase Agreement establishes a reference equity valuation of US$8.4 million, which would result in an initial purchase price of US$2.52 million absent adjustment. Before closing, the Company may propose a downward adjustment to the reference equity valuation if its continuing due diligence identifies specified material issues affecting the valuation. If the parties do not agree on an adjustment, the Company may proceed at the reference equity valuation, proceed at another valuation agreed in writing or terminate the Share Purchase Agreement.

The initial purchase price will be payable 60% in cash and 40% in Class A ordinary shares of the Company. The number of shares will be determined using the volume-weighted average trading price of the Company’s Class A ordinary shares on Nasdaq during the 20 trading-day period ending on and including the trading day immediately preceding the closing date. At closing, 10% of each of the cash consideration and share consideration will be deposited into escrow to secure the indemnification obligations of Issuer and MetaGen.

The Share Purchase Agreement also includes make-good provisions tied to Issuer’s achievement of more than US$52.6 million in aggregate revenue during the five years following the closing. If Issuer fails to achieve the revenue target, the Company will be entitled to an adjustment to or partial refund of the consideration paid to Issuer, in each case subject to the terms of the Share Purchase Agreement.

The Share Purchase Agreement grants the Company an irrevocable option, exercisable at any time during the 24-month period following the closing of the Initial Acquisition, to acquire additional equity interests in Issuer that, if exercised in full, would permit the Company to obtain a controlling equity interest in Issuer. The purchase price for any additional interests will be based on Issuer’s adjusted equity valuation and generally will be payable in the same 60% cash and 40% share proportion as the initial purchase price, unless the parties otherwise agree. The option is subject to the performance conditions, required approvals, post-closing due diligence and other requirements set forth in the Share Purchase Agreement.

Pursuant to the Share Purchase Agreement, the Company and Issuer will enter into an Exclusive Technology License Agreement pursuant to which Issuer will grant the Company and its present and future subsidiaries a perpetual, worldwide, exclusive, transferable, sublicensable, fully paid-up and royalty-free license to access, use, modify, develop, integrate, distribute, commercialize and otherwise exploit specified intellectual property, software, artificial intelligence systems, models, datasets, robotics-related data and other technology used in or relating to MediaMeta’s business, including specified technology developed, modified, enhanced or improved after the effective date. Issuer will retain ownership of the licensed technology, subject to the Company’s licensed rights.

Additionally, pursuant to the Share Purchase Agreement, the Company, Issuer, MetaGen and the applicable shareholders of Issuer will enter into a Shareholders Agreement which will provide the Company with certain board representation rights and certain other rights over specified material corporate actions.

Closing Conditions

The closing of the Initial Acquisition is subject to the satisfaction or waiver of the conditions set forth in the Share Purchase Agreement, including the accuracy of the parties’ representations and warranties, compliance with their respective covenants, the absence of a material adverse effect, receipt of required consents and approvals, execution of the applicable ancillary agreements, the absence of any legal restraint prohibiting the transaction and completion of the Company’s legal, financial, tax, commercial, technical, intellectual-property, artificial-intelligence, privacy, cybersecurity and business due diligence to its reasonable satisfaction. The Share Purchase Agreement provides that the closing is to occur within 90 days after its execution, subject to the termination rights set forth therein.

The foregoing description of the Share Purchase Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the text of such agreement, a copy of which is filed as Exhibit 2.1 to this Report on Form 6-K and incorporated herein by reference. The representations, warranties and covenants contained in such agreement were made solely for purposes of that agreement, as of specified dates and for the benefit of the parties thereto, and may be subject to qualifications and limitations agreed upon by the parties.

Press Release

On July 28, 2026, the Company issued a press release announcing its entry into the Share Purchase Agreement. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

INCORPORATION BY REFERENCE

The information contained in this Report on Form 6-K, including the exhibits hereto, shall be deemed to be incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-284232) and shall be deemed a part thereof from the date on which this Report on Form 6-K is furnished, to the extent not superseded by subsequently filed or furnished documents or reports.

EXHIBIT INDEX

Exhibit No.	Description

2.1*	Share Purchase Agreement, dated July 28, 2026, by and among GMEX Robotics Corporation, Alpha Meta AI Pte. Ltd. and MetaGen AI Limited.
99.1	Press Release, dated July 28, 2026.

* Certain schedules and exhibits to the Share Purchase Agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted schedule or exhibit upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2026	GMEX ROBOTICS CORPORATION

	By:	/s/ Yinying Lu
Yinying Lu
Chief Executive Officer and Director (Principal Executive Officer)